Filed by Williams Pipeline Partners L.P.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Williams Pipeline Partners L.P.
Commission File No.: 001-33917
Important Merger Information and Additional Information:
In connection with the proposed merger, Williams Partners L.P. (“Williams Partners”) has filed with the Securities and Exchange Commission (the “SEC”), and the SEC has declared effective, a registration statement on Form S-4 (Registration No. 333-167417) that includes a proxy statement of Williams Pipeline Partners L.P. (“Williams Pipeline Partners”) and that also constitutes a prospectus of Williams Partners. Williams Pipeline Partners will mail the proxy statement/prospectus to the holders of its common units. Investors are urged to read the proxy statement/prospectus regarding the proposed merger because it contains important information. The proxy statement/prospectus and other documents filed by Williams Partners and Williams Pipeline Partners with the SEC relating to the proposed merger are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations, to Williams Pipeline Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations, or to Williams Pipeline Partners’ proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 or proxy@mackenziepartners.com.
Williams Partners, Williams Pipeline Partners, their respective general partners, and the directors and certain executive officers of their respective general partners may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the general partner of Williams Partners is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2010. Information about the directors and executive officers of the general partner of Williams Pipeline Partners is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 23, 2010. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.
This communication does not constitute the solicitation of any vote or approval, or an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

News Release	Williams Partners L.P. (NYSE: WPZ) One Williams Center Tulsa, OK 74172 800-600-3782 www.williamslp.com
DATE: July 15, 2010

MEDIA CONTACT:	INVESTOR CONTACT:
Jeff Pounds	Sharna Reingold
(918) 573-3332	(918) 573-2078
Williams Partners L.P. and Williams Pipeline Partners L.P. Announce
Special Meeting for Merger Agreement Vote
TULSA, Okla. – Williams Partners L.P. (NYSE: WPZ) and Williams Pipeline Partners L.P. (NYSE: WMZ) announced today that the special meeting of WMZ unitholders to consider the proposed merger between Williams Partners and Williams Pipeline Partners has been set for Tuesday, Aug. 31, 2010, at 10 a.m. CDT.
The meeting will take place at the Williams Resource Center Theater at One Williams Center, Tulsa, Okla., 74172-0172. WMZ unitholders of record on the close of business on July 15, 2010, are eligible to vote on the merger.
Unitholders of record may either vote in person at the special meeting, or by proxy under the procedures detailed in the Williams Pipeline Partners proxy statement dated July 15, 2010, which will be mailed to the WMZ unitholders of record on or about July 19.
Williams Partners and Williams Pipeline Partners announced the execution of the merger agreement on May 24.
Merger Agreement Terms
Under the terms of the merger agreement, public WMZ common unitholders will receive 0.7584 WPZ common units for each WMZ common unit they own at the effective time of the merger. As a result of the merger, all currently outstanding WMZ common units and WMZ subordinated units will be extinguished, and Williams Pipeline Partners will be indirectly wholly owned by Williams Partners.
The WMZ Conflicts Committee, which is comprised of the independent members of the board of directors of Williams Pipeline Partners’ general partner, has unanimously approved the merger and the merger agreement. The WMZ Conflicts Committee determined that the merger is in the best interests of the partnership and the holders of WMZ common units that are not owned by Williams Partners and its affiliates.

The approval and adoption of the merger agreement by Williams Pipeline Partners requires approval by a majority of the outstanding WMZ common units other than WMZ common units held by Williams Partners and its affiliates. It also requires approval of a majority of the outstanding subordinated units of WMZ. Williams Pipeline Partners’ general partner owns all of the outstanding subordinated units of WMZ and has agreed to vote them in favor of the merger.
Holders of WMZ common units may call Williams Pipeline Partners’ Investor Relations Department at (918) 573-3679 if they have questions about the merger. Holders of WMZ common units who would like additional copies, without charge, of Williams Pipeline Partners’ proxy statement or who have questions about the merger, including the procedures for voting their units, should contact MacKenzie Partners, Inc., which is assisting Williams Pipeline Partners in the solicitation of proxies, at (800) 322-2885 or proxy@mackenziepartners.com.
About Williams Partners L.P. (NYSE: WPZ)
Williams Partners L.P. is a leading diversified master limited partnership focused on natural gas transportation; gathering, treating, and processing; storage; natural gas liquid (NGL) fractionation; and oil transportation. The partnership owns interests in three major interstate natural gas pipelines that, combined, deliver 12 percent of the natural gas consumed in the United States. The partnership’s gathering and processing assets include large-scale operations in the U.S. Rocky Mountains and both onshore and offshore along the Gulf of Mexico. Williams (NYSE: WMB) owns approximately 84 percent of Williams Partners, including the general-partner interest. More information is available at www.williamslp.com. Go to http://www.b2i.us/irpass.asp?BzID=1296&to=ea&s=0 or
http://www.b2i.us/irpass.asp?BzID=1296&to=ea&s=0 to join our email list.
About Williams Pipeline Partners L.P. (NYSE: WMZ)
Williams Pipeline Partners is a publicly traded master limited partnership that owns and operates natural gas transportation and storage assets. The general partner of Williams Pipeline Partners is Williams Pipeline GP LLC, which is a wholly owned subsidiary of Williams Partners L.P. (NYSE: WPZ). For more information, please visit www.williamspipelinepartners.com.
Go to http://www.b2i.us/irpass.asp?BzID=1589&to=ea&s=0 to join our e-mail list.
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Important Merger Information and Additional Information
In connection with the proposed merger, Williams Partners has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a registration statement on Form S-4 (Registration No. 333-167417) that includes a proxy statement of Williams Pipeline Partners and that also constitutes a prospectus of Williams Partners. Williams Pipeline Partners will mail the proxy statement/prospectus to the holders of its common units. Investors are urged to read the proxy statement/prospectus regarding the proposed merger because it contains important information. The proxy statement/prospectus and other documents filed by Williams Partners and Williams Pipeline Partners with the SEC relating to the proposed merger are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations, to Williams Pipeline Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations, or to Williams Pipeline Partners’ proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 or proxy@mackenziepartners.com. Williams Partners, Williams Pipeline Partners, their respective general partners, and the directors and certain executive officers of their respective general partners may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the general partner of Williams Partners is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2010. Information about the directors and executive officers of the general partner of Williams Pipeline Partners is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 23, 2010. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.
This communication does not constitute the solicitation of any vote or approval, or an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-looking Statements
Portions of this document may constitute “forward-looking statements” as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the “safe harbor” protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company’s annual reports filed with the Securities and Exchange Commission.